Filed by SCI Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SCI Systems, Inc.
Commission File No. 0-2251

7/16/01

SANMINA AND SCI MERGER ANNOUNCEMENT:



CALL IS AT 8:30 AM EST, 5:30 AM PST.  OPERATOR WILL TURN THE CALL OVER TO JURE



JURE'S INTRODUCTION NOTES:



First off, this is Jure Sola and I would like to thank you all for attending this morning's conference call. I know it's early. However, we have some very exciting news and I believe you will find it worth your investment in time. By now, I trust you have all seen the press release and you know the purpose of this call.

Before we get started with this morning's agenda, I would like to introduce you to the individuals joining me this morning. Unfortunately, because of our travel schedules, we are in three different places this morning. We will do our best to make that transparent.

Joining me this morning is A. Eugene Sapp or Gene, as we know him. Gene is Chairman, President and CEO of SCI. Also present from SCI is Robert Bradshaw, President and Chief Operating Officer, and Jim Moylan, SCI's Senior Vice President and Chief Financial Officer.

From Sanmina, we have Randy Furr, President and Chief Operating Officer and Rick Ackel, Sanmina's Executive Vice President and Chief Financial Officer.

The agenda for this morning's call is the following:

         1. Gene will discuss with you SCI's commitment to the transaction and the expected benefits for SCI's shareholders, employees and customers.

         2. I will then come back and do the same for Sanmina's shareholders, employees and customers.

         3. Randy will then spend some time giving you an overview of what the new combined company will look like and discuss with you what is expected to occur over the next sixty days or so.

         4. Rick will than provide you with details of the transaction, including the schedule and anticipated closing date. In addition, he will also give you a broad overview of the potential financial synergies.

         5.       We will then be happy to take your questions.

Before we get started, I am turning the call over to Sanmina's EVP and CFO who will read the safe harbor statement. Rick.

JURE TURNS CALL OVER TO RICK FOR SAFEHARBOR.

CONFERENCE CALL NOTES FOR RA:


Thanks Jure and good morning everyone.

The foregoing, including the discussion regarding the combined company's future prospects contain certain forward-looking statements that involve risks and uncertainties, including uncertainties associated with economic conditions in the electronics industry, particularly in the principal industry sectors served by the combined company, changes in customer requirements and in the volume of sales to principal customers, the ability of the combined company to achieve the anticipated benefits and synergies associated with this transaction, the ability of the combined company to assimilate other acquired businesses and to achieve the anticipated benefits of such acquisitions, challenges and risks associated with managing and operating business in numerous international locales, competition and technological change. The combined company's actual results of operations may differ significantly from what is contemplated by such forward-looking statements as a result of these and other factors, including factors set forth in Saturn's fiscal 2000 Annual Report on Form 10-K, Saturn's most recent quarterly 10-Q Report, Sun's fiscal 2000 Annual Report on Form 10-K and Sun's most recent quarterly 10-Q report.

Shareholders of both companies should also carefully review the joint proxy statement/prospectus relating to the transaction which will be filed with the Securities and Exchange Commission. The joint proxy statement/prospectus will, when filed, be available at the SEC's website (www.sec.gov) and at the investor relations sections of Sanmina's and SCI's websites.

With that I'll turn the call over to Gene.

Good morning ladies and gentlemen. We appreciate your interest in the exciting announcement we and Sanmina are here to discuss and hope you will quickly share in our strong belief we and Sanmina are parties to creating the premier EMS Company.

SCI celebrated its 40th birthday the first of this month. The early years were focused on being the very best developer and producer of complex ultra reliable electronic systems and subsystems for this country's manned space program. Quality and customer responsiveness second to none were essential then as they are today. It was that early history and well developed operating philosophy that we leveraged to enter into manufacturing services. We were a pioneer in that business leading to a major breakout in OEM outsourcing twenty years ago. Our commitment to be the best then now brings us to today's developments where by we are quite clear in our vision to be the premier EMS Company of the future and all that entails from the perspective of our employees, our customers and our investors.

By merging with Sanmina we are combining highly complimentary business, technology, and customer bases with remarkably compatible cultures, management styles, and visions. We will form a company that will be unmatched in its technology leadership, overall capabilities, optimum vertical integration, geographic coverage, customer goodwill, and shared drive for excellence of every aspect of the business. We are also creating a scale of activities that will well serve our commitment to providing customers with cost advantages so critical to success in the markets they serve and equally critical to profitable growth for us and our customers.

We are combining two companies that will be better suited to pursue their traditional core interest. Together they will be in an excellent position to take advantage of the eventual economic recovery across a range of industry segments as well as provide full system manufacturing as the trend for such accelerates.

This milestone in the history of SCI should usher in the next twenty years of exciting achievements and should be no less significant to the development of EMS companies of the future than were those industry-defining events twenty years back. The EMS industry is looking ahead to a continued superior growth environment. We are compelled to maximize our opportunities for profitable growth. We are quite clear in our belief that we are creating the best EMS vehicle for investor returns, employee development and rewards and unmatched customer service.

GENE TURNS CALL OVER TO JURE.

JURE'S CONFERENCE CALL NOTES:

Thanks Gene. I know you agree that this is a good transaction for SCI's customers, employees and shareholders. I think this is equally positive for Sanmina's customers, employees and shareholders.

For those of you who have followed Samina, you know that our goal has been to build the premier EMS company in the industry. And we've worked hard over the years to position Sanmina to achieve this goal. Along the way, we have developed a number of operating strengths, including:

         - Our specialization and vertical integration capabilities in printed circuit board fabrication, backplanes, enclosures and specialty cables such as RF or optical cable assemblies,

         - Our expertise in new product introduction and in the manufacture of high mix products, and

         - Our ability to design and manufacture complex interconnect products.

 Clearly, we believe we have a number of world-class manufacturing assets.

         - But, we also have the largest direct sales force group in the industry, which has supported our success in developing long-term partnerships with a number of leading OEMs.

         - We have also focused our efforts on serving the high-end communications market, which accounts for approximately 70% of our total revenues.

As a result of our efforts, we have built a successful track record in achieving superior operating efficiencies and profitability as well as a strong balance sheet and financial flexibility.

However, even with all these strengths, we still have some marketplace challenges. These include:

         - The economies of scale and control a larger company has, especially in purchasing and supply chain management,

         - The benefits a broader portfolio of EMS services can provide our customers,

         - The limitations of the market's perception that we are ONLY a specialty service provider,

         - Our exposure to the communications market, which for the first time in the company's history has slowed our growth, and >> Our relatively limited global footprint.

We believe this business combination will address all of these challenges and will provide both companies with the elements necessary for sustainable long-term growth and profitability. By putting the necessary elements in place now, we will be better positioned to take advantage of the economic recovery in our markets.

Clearly we believe this merger gives us the necessary building blocks for creating "the premier EMS company." By combining Samina's strengths with SCI's strengths, the combined entity will offer an integrated set of services unparalleled in our industry. Our view of the strategic benefits of the merger is as follows:

         - The ability to leverage Sanmina's vertical integration capabilities across a larger revenue base and help realize additional operating efficiencies,

         - A larger portfolio of EMS services will eliminate the marketplace perception that Sanmina is a niche player and will allow us to compete more effectively for larger programs and new product programs,

         - Increased revenue opportunities that will derive from an expanded global footprint and broader customer base,

         - A diversified revenue stream with a broader group of customer markets, to include communications, computing, medical, industrial, and multimedia,

         - Our complementary customer base will provide significant cross selling opportunities, and finally the

         - Increased financial flexibility and larger scale will allow us to pursue additional growth opportunities and customer relationships through OEM outsourcing and divestitures.

Thus, we believe the new company with approximately 100 world-class manufacturing facilities in over 20 countries on five continents is well positioned to become the most respected EMS company in the industry. We want to be recognized for our commit to our customers by providing them the most advanced technology, the broadest product offering, and the most flexible and reliable manufacturing capabilities available.

In summary, our goals are very simple: provide a superior return to our customers by offering them a cost effective, high-quality manufacturing solution; provide a superior return to our employees by providing them with a great place to work in a growing company, and to provide a superior return to our shareholders by continuing to provide them an industry-leading financial performance.

Randy, I'll now turn the call over to you so you can discuss operational details of the combined company.

JURE TURNS CALL OVER TO RANDY.

RANDY FURR CONFERENCE CALL NOTES


Thanks Jure, I thought it would make some sense to spend a few minutes discussing what the combined entity will look like.

Needless to say we are very excited about the long-term opportunities of the new entity, which we believe will be the premier company in the EMS industry. This is a case where the new company adds up to a sum greater than its parts.

The combination will result in one of the largest integrated EMS companies in the world. The new company will have over 100 facilities operating in 21countries with over 50 thousand employees.

The new company will be diversified, with approximately 47% of revenues coming from the long-term high growth communications segment - almost all being communications infrastructure. Approximately 18% will come from high-end computing, approximately 17% from personal computers, about 5% from multimedia and the balance, about 13%, from industrial and medical instrumentation.

Within the electronic manufacturing services sector, the combination will result in a leading full-service global company. By EMS services, I am including, engineering, design, printed circuit board assembly, subsystem and system assembly, backplane assembly, and testing services. In EMS services, the new company will have 70 facilities operating in 17 countries with approximately
39 employees. This business will be headed by Robert Bradshaw and will have approximately 9 million square feet of manufacturing space and total existing capacity of approximately $15 billion with a current run rate of $10 billion.

The new company will be a global leader in circuit fabrication - both in terms of size and technology. This business will be headed by Steve Bruton. In printed circuit board fabrication, the combined company will have 15 facilities utilizing 7 thousand employees, approximately 2.2 million square feet of manufacturing space, and capacity of approximately $2 billion.

As you know, both Sanmina and SCI have enclosure operations. The combined company will be one of the largest enclosure suppliers in the world and probably the largest enclosure company specializing in high-end enclosures. This business will be headed by Michael Clarke. In total the combined company's enclosure operations will be comprised of 21 (includes 3 casting/plas) facilities operating in 8 countries with approximately 5,500 employees.

The combined company will also be one of the largest suppliers of high-end RF and optical cable and wiring harness assemblies. This business will be run by Dan Vick and will be comprised of approximately 1,000 employees.

Finally, I want to comment about the new company's engineering and design capabilities. As you know, SCI's roots are in advanced technology design. Through SCI's forty-year history, it has maintained a strong capability in advanced engineering and design. Although Sanmina's engineering and design efforts do not go back forty years, we have focused on this area in recent years and through acquisitions, we have built up a very impressive engineering and design effort. Combined, we will have over 2,000 people involved in advanced engineering and design operating in 30 design centers in over 4 (SANM in 4 countries; no data for SCI) countries. We believe we are the technology leader and going forward our focus will be to maintain this leadership position. As you know, the technology curve is moving at an even steeper ramp and new products are being introduced in the advanced optical switch or third generation wireless arenas. This advanced technology will play a key roll in helping our customers be successful in these areas.

So as you can see, there are tremendous vertical integration opportunities and this truly will be the premier EMS company in terms of capabilities and technology.

The new company will have what we believe is the strongest and deepest management teams in the industry. Jure and Gene will be co-Chairmen. Gene's goal is to retire in about a year. However, over the next year, he will play a critical roll in the transition. He will work closely with our sales force, our operations management and our top customers to maximize the experience each customer has in doing business with the combined company.

There are several other key members who will be part of the combined organization going forward. It would not be appropriate for me to name every individual at this point and in fairness to all, we need to spend time planning and internally communicating the new organization before we publicly disclose the details.

Over the next week, our plan is to split into three teams. Jure and Gene will be spending their time primarily with our combined customer base. They will be discussing with our customers how the merger will benefit their businesses.

The second team will be Robert Bradshaw and myself. We will spend time with the employees communicating the details of the planned merger and hopefully provide comfort as to our long-term need and reliance on strong management and individual performance.

Finally, and very importantly, the third team will be that of Rick Ackel and Jim Moylan. These two will be spending time with our shareholders explaining the transaction details and how we believe the merger will enhance shareholder value.

Throughout today's call we have referred to the new organization or the new company and you may have noticed we have not used a name. Our plan is to announce the new name upon completion of the transaction. As you know, both the Sanmina and the SCI names are well recognized and have a respected heritage so it's likely that the new organization's name will take advantage of both names.

As you can see, we will be very busy over the next sixty days spending time in each area of the organization and planning in detail what the combined organization will look like going forward and how to best integrate the two operations. On or about the time we close the transaction, we will communicate the organizational structure in detail.

I trust you agree with me, this is certainly a merger that makes a lot of sense and one that the total sum will add up to a lot more than the parts do individually. All of us are clearly excited about the long-term strategic benefits.

The combined entity will have great customer relations with practically every industry leader in the communications infrastructure, high-end computing, personal computers, multimedia and industrial and medical instrumentation markets. And, given the accelerating trend towards outsourcing and the combined company's very strong balance sheet, there are excellent opportunities for continued growth in the future.

I'll now pass the conference call over to Rick who will discuss the details of the transaction as well as the financial synergies.

RANDY TURNS CALL OVER TO RICK.

CONFERENCE CALL NOTES FOR RA:

Thanks Randy.

First, I'll review the broad, material terms of our definitive merger agreement.

         - Sanmina and SCI will merge with each outstanding share of SCI common stock to be converted into 1.36 shares of Sanmina's common stock.

         - The value of the transaction, as of the close of market on Friday, July 13, is approximately $6.0 billion, including the assumption of debt.

         - The transaction is subject to the approval of Sanmina's and SCI's shareholders and the expiration of the waiting period under the Hart-Scott-Rodino Anti-trust Act, European Union as well as other international regulatory approvals.

         - Each companies executive management and directors have agreed to vote their shares in favor of the transaction.

         - The transaction is expected to close either very late in the Sanmina's fourth quarter (September quarter) or early in Sanmina's first fiscal quarter of 2002 (December quarter). Upon completion of the transaction, SCI will become a wholly owned subsidiary of Sanmina.

         - The transaction is intended to be treated as a tax-free exchange.

         - The combination is expected to yield synergies and The transaction should be accretive in Sanmina's 2002 fiscal year.

         - There will obviously be one-time merger-related costs. We will will work together to quantify these costs and report out at the close of the transaction.

In regards to Sanmina's and SCI's June financial performance, while we can't report out at this moment, both companies believe that the June quarter numbers will be within ranges provided by the respective companies most recent guideance. We will not discuss any other June quarter information on this conference call. Sanmina reports its June 30, third fiscal quarter results on July 18th and SCI reports its results for its year ended June 30 on XXXXX.

With respect to the combined company's financial projections, we cannot, at this time, provide guideance as to what the combined company's financial picture will be. However, in the interim and until we provide guideance, one approach you might take is to add together the two companies existing models.

Cleary, we expect to achieve a number of synergies when we combine the two companies. We will be working together to identify these opportunities between now and the close of the transaction. Preliminarily, we hope this combination will yield synergies of approximately $100 - $150 million.

As we have been discussing, we believe the synergistic opportunities are many but clearly two areas immediately stand out. Certainly the combination of the two companies will produce operational efficiency gains. We also expect additional, significant opportunities through our vertical integration/end-to-end solution capabilities. This combination gives Sanmina the ability to internally source components that SCI previously purchased through third parties. For example, in fiscal 2001, SCI sourced most, if not all of its PCB and backplane requirements and a large percentage of its cable and enclosure requirements through third parties. The combination of our two companies will allow us to the ability to internally source a significant portion of these components.

Other areas exist that Jure, Gene and Randy have articulated including economies of scale for supply chain management, a broader portfolio of services due to the complimentary services we presently offer, expanded global presence and potentially a lower tax rate than Sanmina presently has, and I could clearly go on but I think by now you have a good grasp of the potential. Upon closing, we will provide more details with respect to the combined company going forward

Needless to say, we are very excited about the combination. We truly believe, that the combined companies, will result in the premier EMS company.

That completes our opening comments.  We will now take your questions. Operator.

         SANMINA/SCI MERGER
         LOOKING TOWARD THE FUTURE
================================================================================
[LOGO SANMINA]                [PHOTO]                [SCI SYSTEMS, INC. LOGO]

SAFE HARBOR STATEMENT



THE FOREGOING CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTIES ASSOCIATED WITH ECONOMIC CONDITIONS IN THE ELECTRONICS INDUSTRY, CHANGES IN CUSTOMER REQUIREMENTS AND IN THE VOLUME OF SALES TO PRINCIPAL CUSTOMERS, THE ABILITY OF THE COMPANY TO OBTAIN PRODUCT COMPONENTS, ASSIMILATE ACQUIRED BUSINESSES AND TO ACHIEVE THE ANTICIPATED BENEFITS OF SUCH ACQUISITIONS, AND COMPETITION AND TECHNOLOGICAL CHANGE. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER FACTORS, PLEASE REFER TO OUR MOST RECENT FILINGS WITH THE SECURITIES EXCHANGE COMMISSION.

SHAREHOLDERS OF BOTH COMPANIES SHOULD ALSO CAREFULLY REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE TRANSACTION WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL, WHEN FILED, BE AVAILABLE AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND AT THE INVESTOR RELATIONS SECTIONS OF SANMINA'S AND SCI'S WEBSITES.

TODAY'S AGENDA


-        Sanmina and SCI Profile

-        Capabilities and Market Position

-        Leading Customers in Growth Markets

-        Outsourcing Driving Market Opportunity

-        Strong Financial Momentum

-        Strategy for Continued, Profitable Growth

SANMINA/SCI PROFILE
================================================================================

-        Long Term Successful Operating History

-        $14 Billion in Revenue

-        Global Manufacturing Solution with Presence in 21 Countries

-        10 Million Square Feet of Manufacturing Space

-        Diversified, High Growth Customer Base

-        50,000 Employees

-        Strong Balance Sheet


                           THE PREMIER "EMS" COMPANY

                          TOTAL MANUFACTURING SOLUTION


END-TO-END SOLUTION

[PHOTO]

[PHOTO]

ENGINEERING

-        500+ DESIGN ENGINEERS

-        1,600+ MANUFACTURING AND TEST ENGINEERS

-        30 GLOBAL DESIGN CENTERS

-        ASIC TO FINAL SYSTEM DESIGN

                        ONE OF THE STRONGEST DESIGN AND
                     ENGINEERING ORGANIZATIONS IN THE WORLD

                          TOTAL MANUFACTURING SOLUTION


[PHOTO]

CIRCUIT FABRICATION


END-TO-END SOLUTION

[PHOTO]




                            GLOBAL TECHNOLOGY LEADER

                          TOTAL MANUFACTURING SOLUTION

[PHOTO]

CIRCUIT BOARD ASSEMBLY


END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

                GLOBAL TECHNOLOGY LEADER AND ONE OF THE LARGEST
                              IN TERMS OF CAPACITY

GLOBAL TECHNOLOGY LEADER

[PHOTO]

BACKPLANE ASSEMBLY

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

                          TOTAL MANUFACTURING SOLUTION

[PHOTO]

RF/OPTICAL CABLE ASSEMBLY

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

                        FOCUSED ON CRITICAL TECHNOLOGIES

                          TOTAL MANUFACTURING SOLUTION
[PHOTO]

ENCLOSURE SYSTEMS

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]


GLOBAL TECHNOLOGY LEADER AND POSITIONED TO BECOME ONE OF THE LARGEST IN TERMS OF CAPACITY

                         TOTAL MANUFACUTURING SOLUTION

[PHOTO]

SUBSYSTEM ASSEMBLY

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]


                     LEVERAGE OUR CORE COMPETENCY STRENGTHS

                         TOTAL MANUFACTURING SOLUTION

[PHOTO]

GLOBAL ORDER FULFILLMENT

END-TO-END SOLUTION

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

                          SANMINA/SCI COMPETITIVE EDGE


-        Unsurpassed End-to-End Solution Capabilities

-        Leading Technology

-        Culture - Serviced Based Organization

-        Global Order Fulfillment

-        Diversified Customer Base in High Growth Sectors

-        Increased Scale and Financial Strength Position Company for
         Accelerated Growth


                       MERGER CREATES PREMIER EMS COMPANY

                                GLOBAL FOOTPRINT

                          100+ MANUFACTURING LOCATIONS


CANADA
MEXICO
UNITED STATES
[MAP]

FINLAND
FRANCE
GERMANY
HUNGARY
IRELAND
SCOTLAND
SPAIN
SWEDEN
THE NETHERLANDS
UNITED KINGDOM

[MAP]
BRAZIL



[MAP]
AUSTRALIA
ISRAEL
REPUBLIC OF SINGAPORE
THAILAND

[MAP]
CHINA
MALAYSIA
TAIWAN


                                  21 COUNTRIES

SANMINA/SCI DIVERSIFIED CUSTOMER BASE IN HIGH GROWTH SECTORS

================================================================================


SCI
Communications                    $  666

High End Computing                $  383

                                  $2,017mm

Multimedia                        $  161

PCs                               $  545

Medical/Other                     $  262



Communications                    $1,524

                                  $3,208mm

High End Computing                $  574

Multimedia                        $  161

PCs                               $  545

Industrial/Medical Other          $  405

SANMINA

Communications                    $  858

                                  $1,191mm

High End Computing                $  191

Industrial & Medical Instruments  $  143


Based on 3 months ending March, 2001

BUILD STRONG LONG TERM CUSTOMER PARTNERSHIPS
================================================================================

                                 [TELLABS LOGO]

                                [MOTOROLA LOGO]

                          [ECHOSTAR TECHNOLOGIES LOGO]

                            [SUN MICROSYSTEMS LOGO]

                   [HUGHES BREAKING THE THOUGHT BARRIER LOGO]

                                 [LEXMARK LOGO]

                             [HEWLETT PACKARD LOGO]

                              [CISCO SYSTEMS LOGO]

                                 [SIEMENS LOGO]

                                 [NORTEL LOGO]

                                 [BOEING LOGO]

                                  [NOKIA LOGO]

                  [LUCENT TECHNOLOGIES BELL LABS INNOVATIONS]

                                  [INTEL LOGO]

                                  [ROCHE LOGO]

                                    [X LOGO]

                         [ALCATEL NETWORK SYSTEMS LOGO]

                            [TEXAS INSTRUMENTS LOGO]

               [JOHNSON & JOHNSON CLINICAL DIAGNOSTICS INC. LOGO]

                                   [IBM LOGO]

                    [AT&T LOGO AT&T FIXED WIRELESS SERVICES]

                               [KLA TENCOR LOGO]

                                 [PHILIPS LOGO]

                                  [CIENA LOGO]

                                 [SANMINA LOGO]


                           ROBUST MARKET OPPORTUNITY

================================================================================

ELECTRONICS MANUFACTURING
SERVICES MARKET
================================================================================



($ BILLIONS)

                  '98      '99      '00       '01      '02
                  ----     ----     ----     -----    -----

ASIA              58.2     70.9     85.1     102.4    122.0
                  15.0     18.3     22.8      25.5     32.2

EUROPE            14.4     18.0     21.0      27.3     32.6

NORTH AMERICA     28.8     34.6     41.3      49.6     57.2


SOURCE: TECHNOLOGY FORECASTERS, INC.

SANMINA/SCI TOTAL SOLUTION
================================================================================

-   Leading-Edge Technology

-   Dedicated Supply Chain Management

-   Global Advanced Engineering Support

-   Global Flexible Manufacturing Capabilities

-   Lower Product Cost

                             "END-TO-END-SOLUTION"

                                 [SANMINA LOGO]


                             SANMINA/SCI FINANCIALS

================================================================================

SANMINA/SCI FINANCIAL OVERVIEW
HISTORICAL NET SALES
================================================================================



($ MILLIONS)

                   1997     1998     1999     2000
                  -----    -----    -----    ------

SCI               7,797    8,805    9,426    12,946
                  6,084    6,634    6,805     8,707

SANM              1,713    2,171    2,621     4,239

SANMINA/SCI FINANCIAL OVERVIEW
SALES TREND - LAST 4 QUARTERS
================================================================================



($ MILLIONS)

                  Q3'00    Q4'00    Q1'01    Q2'01
                  -----    -----    -----    -----
SCI               3,393    3,395    4,081    3,208
                  2,307    2,028    2,595    2,017

SANM              1,086    1,367    1,486    1,191

SANMINA/SCI FINANCIAL OVERVIEW
NET INCOME TREND - LAST 4 QUARTERS
================================================================================


($ THOUSANDS)

                   Q3'00    Q4'00    Q1'01    Q2'01
                  -------  -------  -------  -------

SCI               126,000  152,900  172,000  148,700
                   57,000   50,500   56,000   33,800

SANM               69,000  102,400  116,000  114,900

SANMINA/SCI FINANCIAL OVERVIEW
================================================================================


Strong Combined Balance Sheet Enhances
Ability to Lead Industry Consolidation


Pro Forma Balance Sheet Items (3/31/01)

Cash and Investments                         $1,510

Total Debt                                   $2,687

Stockholders Equity                          $6,661

Total Capitalization                         $9,348

Net Debt to Total Capitalization                 13%

Total Debt to Total Capitalization               29%


FINANCIALLY STRONG FOR FUTURE GROWTH

HOW SANMINA/SCI COMPARES
Merger Creates Premier EMS Company
================================================================================


($ in Millions)


ENTERPRISE VALUE AS OF 7/12/01

Sanmina/SCI       13,702
CLS               10,496
FLEX              12,835
JBL                5,330
SLR               14,046


EBITDA

Sanmina/SCI       1,351
CLS                 528
FLEX                776
JBL                 367
SLR               1,232

REVENUE

Sanmina/SCI      14,077
CLS              10,832
FLEX             12,110
JBL               4,452
SLR              19,834


EBITDA MARGIN

Sanmina/SCI       9.6%
CLS               4.9%
FLEX              6.4%
JBL               8.2%
SLR               6.2%


Last twelve month estimate based on March

                                                                  [SANMINA LOGO]



SANMINA/SCI
FOCUSED GROWTH STRATEGY

CAPITALIZE ON CORE COMPETENCIES



PRODUCT             PROCUREMENT          CIRCUIT FAB             FULL                  DIRECT
DESIGN              AND INVENTORY        CIRCUIT ASSY            SYSTEM                ORDER
ENGINEERING         MANAGEMENT           BACKPLANE ASSY          ASSEMBLY              FULFILLMENT
                                         CABLES                  AND
                                         ENCLOSURES              TEST

- ASIC TO SYSTEMS   - GLOBAL             - DEDICATED             - IN-CIRCUIT          - PACKAGING
  DESIGN              SUPPLY CHAIN         NEW PRODUCT             FUNCTIONAL AND      - WAREHOUSING
- NEW PRODUCT         MANAGEMENT           INTRODUCTION            ENVIRONMENTAL       - GLOBAL
- MANUFACTURING     - STANDARDIZED       - VOLUMNE PRODUCTION      TESTING               DISTRIBUTION TO
- TEST                WORLDWIDE          - TECHNOLOGY LEADER     - QUALITY ASSURANCE     END CUSTOMER
- RELIABILITY         ERP SYSTEM           IN EVERY SECTOR

EXPAND CUSTOMER PARTNERSHIPS



-        New Product Development

-        Flexible Worldwide Manufacturing

-        Direct Order Fulfillment

-        Quality Focused: ISO 9001, 9002, 14001, TL9000

-        Global Direct Sales and Services Support


                         TOTAL MANUFACTURING SOLUTIONS

EXPANDED GLOBAL SALES FORCE



-        100+ Customer Service Locations

-        Experienced Technical Sales Force

-        Largest Sales Force in The EMS Industry


                        TECHNICAL SALES FORCE IS INVOLVED
                       FROM DESIGN TO FINAL SYSTEM BUILD
                             AND ORDER FULFILLMENT

FOCUS ON HIGH GROWTH SECTORS


INDUSTRIAL/MEDICAL                  10%-15%
PC COMPUTING                        15%-20%
MULTIMEDIA                           5%-10%
HIGH-END COMPUTING                  15%-20%
COMMUNICATIONS                      40%-50%


                           FUTURE END MARKET SEGMENTS

LEADER IN COMMUNICATIONS (40% - 50%)



                                  [AT&T LOGO]
                          AT&T Fixed Wireless Services

                           [LUCENT TECHNOLOGIES LOGO]
                              Bell Labs Innovations

                                 [TELLABS LOGO]

                                 [NORTEL LOGO]

                                 [FUJITSU LOGO]

                                [ERICSSON LOGO]

                                  [CIENA LOGO]

                            [REDBACK NETWORKS LOGO]

                                 [HARRIS LOGO]

                              [CISCO SYSTEMS LOGO]

                                 [SIEMENS LOGO]

                         [ALCATEL NETWORK SYSTEMS LOGO]

                                [MOTOROLA LOGO]

                                  [NOKIA LOGO]

LEADER IN INDUSTRIAL/MEDICAL (15%-25%)



                            [APPLIED MATERIALS LOGO]

                                 [SIEMENS LOGO]

                            [BOSTON SCIENTIFIC LOGO]

                                [HONEYWELL LOGO]

                            [TEXAS INSTRUMENTS LOGO]

                               [KLA TENCOR LOGO]

                                 [BOEING LOGO]

                          [AGILENT TECHNOLOGIES LOGO]

                           [GE MEDICAL SYSTEMS LOGO]

                                  [ROCHE LOGO]

LEADER IN HIGH-END COMPUTING (20%-25%)



                                 [COMPAQ LOGO]

                                  [DELL LOGO]

                                 [EMC(2) LOGO]

                            [SUN MICROSYSTEMS LOGO]

                             [HEWLETT PACKARD LOGO]

                                   [IBM LOGO]

LEADER IN PC COMPUTING (15%-20%)



                                 [COMPAQ LOGO]

                                  [DELL LOGO]

                                  [INTEL LOGO]

                             [HEWLETT PACKARD LOGO]

                                   [IBM LOGO]

LEADERS IN MULTIMEDIA (5%-10%)



[ECHOSTAR TECHNOLOGIES LOGO]


                                 [PHILIPS LOGO]

                                                                    [NOKIA LOGO]

STRATEGIC BENEFITS OF MERGER



-        Increases Global Footprint and Customer Presence

-        Creates a Full Portfolio of Services in One EMS Company

- Well Diversified Company with Strength in Communications, Computing, Medical, Industrial and Multimedia Sectors

- Strong Balance Sheet with Financial Flexibility to Leads Industry Growth and Consolidation

- Creates a More Competitive Company Because of the Vertical Integration -- "End-to-End Solution"

STRATEGIC BENEFITS OF MERGER



- Scale Bringing Greater Credibility with Customers for New Business and OEM's with Respect to Future Asset Divestitures

- Ability to Offer More Vertical Services to Each Company's Customers (Cross-Selling Opportunities)

-        Enhanced Growth Rate Leads Industry

-        Creates the Premier EMS Company

                           WE'VE CREATED THE PREMIER
                                  EMS COMPANY



[SANMINA LOGO]                                        [SCI SYSTEMS, INC. LOGO]


                                   THANK YOU